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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 07 2006 WASH. D.C. SECTION

SEC FILE NUMBER
8- 53164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Equity Holdings, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Hill and Dale Road
(No. and Street)

Lebanon (City) New Jersey (State) 08833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald K. Gross 908-439-3336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix LLP
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue , PO Box 2138 (Address) Morristown (City) New Jersey (State) 07960-2138 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald K. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Equity Holdings, L.L.C., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member/Partner

Title

Notary Public

AMY DIETEMAN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EQUITY HOLDINGS, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2005

- INDEX -

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Global Equity Holdings, L.L.C..
Lebanon, New Jersey

We have audited the accompanying statement of financial condition of Global Equity Holdings, L.L.C. as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Global Equity Holdings, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, L.L.C. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 18, 2006

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138
T 973 267 1414 / F 973 326 9157
Other Offices: NEW YORK, NY / T 212 736 1900
PARSIPPANY, NJ / T 973 428 3200
www.lazarcpa.com

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

- ASSETS -

ASSETS:		
Cash - including $11,314 in money market funds	$	14,926
Due from Dunbar Capital Management, LLC, affiliate		2,372
Prepaid expenses		1,040
TOTAL ASSETS	$	18,338

- LIABILITIES AND MEMBER'S EQUITY -

LIABILITIES:		
Accounts payable and accrued expenses to non-customers	$	5,108
Due to Dunbar Capital Management, L.L.C., affiliate		1,588
TOTAL LIABILITIES		6,696
MEMBER'S EQUITY		11,642
	$	18,338

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Independent Auditors' Report)

REVENUE:	
Fees from affiliate - Dunbar Capital Management, L.L.C., affiliate	**$ 19,694**
EXPENSES:	
Accounting fees	**3,600**
Auditing fees	**4,035**
Professional fees	**2,339**
Telephone and internet expenses	**1,356**
Regulatory and compliance	**6,090**
Miscellaneous	**367**
TOTAL EXPENSES	**17,787**
INCOME FROM OPERATIONS	**1,907**
INTEREST INCOME	**320**
NET INCOME	**$ 2,227**

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Indpendent Auditors' Report)

MEMBER'S EQUITY, AT BEGINNING OF YEAR	**$**	**9,415**
Net income		**2,227**
MEMBER'S EQUITY, AT END OF YEAR	**$**	**11,642**

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Independent Auditors' Report)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,227
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due from Dunbar Capital Management, L.L.C., affiliate	(2,372)
Due to Dunbar Capital Management, L.L.C., affiliate	437
Accounts payable and accrued expenses to non-customers	(857)
Total adjustments to net income	(2,792)
Net cash used in operating activities	(565)
Cash, at beginning of year	15,491
CASH, AT END OF YEAR	$ 14,926

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(See Independent Auditors' Report)

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Global Equity Holdings, L.L.C. ("Global"), a single member limited liability company, was formed on May 22, 2000 in the state of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, is a member of the National Association of Securities Dealers, Inc. ("NASD") and provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Global does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Global's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b) Income Taxes:

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

(c) Fair Value of Financial Information:

As of December 31, 2005 the carrying amounts of cash, and accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(d) *Revenue Recognition:*

Fees from affiliate represent reimbursements of overhead expense and are recognized as revenue when the expenses are incurred.

(e) *New Accounting Pronouncements:*

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" - a replacement of APB Opinion No. 20 (Accounting Changes) and FASB No. 3 (Reporting Accounting Changes in Interim Financial Statements), which changed the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period- specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. Statement No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

(f) *Capital Contribution:*

In accordance with the operating agreement, the member has made an initial capital contribution to Global Equity Holdings, LLC in cash. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. No interest shall be due from Global Equity Holdings, LLC on any capital contribution from the member. Net income and net losses in respect of each fiscal year of Global Equity Holdings, LLC shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of Global Equity Holdings, LLC beyond the member's respective capital contribution.

NOTE 3 - NET CAPITAL REQUIREMENTS:

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005, Global had net capital of $8,004 which was $3,004 in excess of its required minimum net capital of $ 5,000 . Global's net capital ratio was .64 to 1 .

NOTE 4 - RELATED PARTY TRANSACTIONS:

The sole member of Global owned a fifty percent (50%) interest through September 29, 2005 in Dunbar Capital Management, L.L.C. ("Dunbar"). Based on a reimbursement agreement, Dunbar reimburses Global for a pro rata amount of Global's overhead expense based on the time spent by Global in performing services for Dunbar. As of December 31, 2005 Dunbar owed Global $ 2,372 for these services. Global's revenue from Dunbar was $19,694 for 2005. In addition Dunbar made advances to Global and was due $ 1,588 as of December 31, 2005.

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION -SCHEDULE I
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL MEMBERS' EQUITY	**$**	**11,642**
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		**(1,040)**
Due from Dunbar Management, LLC, affiliate		**(2,372)**
Sub-total of deductions and/or charges		**(3,412)**
Haircut on proprietary positions and commitments:		
(2%) haircut of cash in money market funds		**(226)**
Sub-total of haircut on proprietary positions and commitments		**(226)**
NET CAPITAL	**$**	**8,004**
Aggregate Indebtedness		
Accounts payable and accrued expenses to non-customers		**5,108**
TOTAL AGGREGATE INDEBTEDNESS	**$**	**5,108**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (.0667 of aggregate indebtedness)	**$**	**341**
Minimum dollar requirement		**5,000**
Net capital requirement (greater of minimum net capital or dollar requirement)		**5,000**
EXCESS NET CAPITAL	**$**	**3,004**
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	**$**	**7,493**
Percentage of aggregate indebtedness to net capital		**63.82%**
Ratio: aggregate indebtedness to net capital		**.64 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) Focus report	**$**	**6,477**
Increase resulting from December 31, 2005 audit adjustments, net		**1,527**
Net Capital, as included in this report	**$**	**8,004**

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION -SCHEDULE II
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

Statement of non-allowable assets:		
Prepaid expenses	$	1,040
Due from Dunbar Management, LLC, affiliate		2,372
	$	3,412

Statement of haircut on proprietary positions and commitments:		
2% haircut of cash in money market funds	$	226
	$	226

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Global Equity Holdings, L.L.C.
Lebanon, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Global Equity Holdings, L.L.C. ("Global") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Global that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Global does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Global in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of Global is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Global has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138
T 973 267 1414 / F 973 326 9157
Other Offices: NEW YORK, NY / T 212 736 1900
PARSIPPANY, NJ / T 973 428 3200
www.lazarcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Global's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 18, 2006